Exhibit 99.6

Cable and Wireless plc (‘the Company’)

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY (PDMR) OR CONNECTED PERSONS

The Company advises that on 25th August 2005 the undermentioned Directors and PDMRs were granted the following options and performance share awards in accordance with the rules of the Cable & Wireless Incentive Plan:-:

Name	Director/ PDMR	Share Options	Exercise Price	Total number of shares over which options are held	Performance share awards

Francesco Caio	Director	1,364,522	£1.539	6,021,011	227,420

Harris Jones	Director	812,215	£1.539	2,573,553	162,443

Charles Herlinger	Director	649,772	£1.539	2,765,029	129,954

George Battersby	Director	568,551	£1.539	1,379,551	113,710

Rob Rowley	Director	406,107	£1.539	1,967,320	81,221

Lord Robertson	Director	406,107	£1.539	1,427,571	81,221

Frank Mount	PDMR	389,863	£1.539	1,182,465	97,465

Jose-Miguel Garcia	PDMR	389,863	£1.539	1,390,198	97,465

Andrew Garard	PDMR	428,849	£1.539	1,549,425	107,212

Giulia Nobili	PDMR	363,872	£1.539	1,352,677	90,968

Lesley Smith	PDMR	250,812	£1.539	1,013,000	62,703

Alan Whelan	PDMR	311,890	£1.539	916,424	77,972

Emanuele Angelidis	PDMR	454,840	£1.539	454,840	113,710

These transactions relate to (i) transactions notified in accordance with DR 3.1.4R(1)(a) and (ii) in the case of the directors only, a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985.

The share options granted are exercisable from 25th August 2008 to 24th August 2012, subject to the achievement of performance conditions based upon Total Shareholder Return ("TSR").

Full vesting occurs only if the TSR performance of the Company meets or exceeds the upper quartile measured against the constituents of the FTSE Global Telecoms Sector Index during the performance period starting on 1st July 2005 and ending on 30 June 2008. Where TSR performance meets the median, one third of the initial award vests. A sliding scale operates between median and upper quartile and nothing vests for performance below the median. If performance conditions have not been met by the end of the performance period, the options lapse. Vesting must also be warranted by reference to the underlying financial performance of the Company during the performance period which will be determined by the Remuneration Committee within 12 months of the end of the performance period.

The performance shares granted will vest from 30th June 2008 subject to the achievement of performance conditions based upon TSR. The consideration for the performance share awards is £nil.

Full vesting occurs only if the TSR performance of the Company meets or exceeds the upper quartile measured against the constituents of the FTSE Global Telecoms Sector Index during the performance period starting on 1 July 2005 and ending on 30th June 2008. Where TSR meets the median, one third of the initial award vests. Where TSR is between median and the upper quartile the percentage of maximum number of award shares to vest will be determined on a straight line basis between 33.33% and 100%. Vesting must also be warranted by reference to the underlying financial performance of the Company over the performance period which will be determined by the Remuneration Committee within 12 months of the end of the performance period.

Until the performance share awards vest, if at all, the shares remain held by Towers Perrin Share Plan Services (GSY) Limited as Trustee of the Cable & Wireless Employee Share Ownership Trust.

Name of person making notification : Lorraine Davidson

Contact number : 020 7315 4934

Date of notification : 26th August 2005